Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Results of Operation and Financial Condition

For the year ended December 31, 2024

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Collective Mining Ltd. and its subsidiaries (“CML” or the “Company”) for the year ended December 31, 2024 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The information included in this MD&A is as of March 24th, 2025, the date when the Board of Directors, approved the Company’s audited consolidated financial statements for the year ended December 31, 2024. All monetary amounts included in this report are expressed in United States (“U.S.”) dollars (“$”), the Company’s reporting and functional currency, unless otherwise noted. References to C$ and COP are to Canadian dollars and Colombian pesos, respectively. This MD&A contains forward-looking information and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Information” section.

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DESCRIPTION OF BUSINESS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario company and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (the “TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. Additionally, in 2023, the Company was listed on the Frankfurt Stock Exchange (the FSE) under the symbol “GG1”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

CML and its subsidiaries (collectively referred to as the “Company”) is an early-stage exploration Company and is principally engaged in the acquisition, exploration and development of mineral properties located in Colombia.

The Company currently holds mining titles, mining applications and option agreements to explore and acquire two exploration projects in Colombia, South America; the Guayabales Project and the San Antonio Project.

2024 SUMMARY AND HIGHLIGHTS

2024 and Fourth Quarter Business Highlights

▪	On March 4th, 2024, the Company announced the closing of a strategic investment by a single purchaser on a non-brokered private placement of $13.9 million (C$18.9 million) (“the March 2024 Offering”). The transaction consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit. Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSX remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to the holder of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

▪	On March 26th, 2024, the Company announced the retirement of Dr. Ken Thomas from its Board of Directors.

▪	During the 2nd quarter, the Company met its Phase 1 commitments with respect to the First Guayabales Option agreement and entered Phase 2 of the agreement.

▪	On July 17, 2024, the Company’s common shares were approved for listing and trading on the NYSE American stock exchange (“NYSE American”). The Company commenced trading at market open on the NYSE American on July 22, 2024, under the symbol “CNL”.

▪	On October 24, 2024 the Company announced that it had entered into an agreement with BMO Capital Markets as sole bookrunner on behalf of a syndicate of underwriters including Clarus Securities Inc. and Scotia Capital, among others (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 6,000,000 common shares in the capital of the Company (the “Common Shares”), at a price of C$5.00 per Common Share for gross proceeds of C$30 million (the “October 2024 Offering”). The Company granted the Underwriters an option (the “Over-allotment Option”), exercisable in whole or in part, to purchase up to an additional 900,000 Common Shares for a period of 30 days from and including the closing date of the Offering to cover over-allotments.

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▪	On October 25, 2024, the Company announced that due to strong demand, it increased the size of the previously announced bought deal of common shares to 7,000,000 common shares (the “Common Shares”) at a price of C$5.00 for gross proceeds of C$35 million (the “October 2024 Offering”). The Company granted the Underwriters an option (the “Over-allotment Option”), exercisable in whole or in part, to purchase up to an additional 1,050,000 Common Shares for a period of 30 days from and including the closing date of the Offering to cover over-allotments, if any, and for market stabilization purposes.

▪	On October 31, 2024, the Company announced the closing of its upsized “bought deal” public offering of 8,050,000 common shares of the Company (the “Common Shares”) at a price of C$5.00 per Share (the “Issue Price”) for aggregate gross proceeds of C$40.25 million ($28.9 million), including the exercise in full of the underwriters’ over-allotment option.

▪	On October 31, 2024, concurrently with the closing of the “Public Offering”, the Company completed a non-brokered private placement of 1,226,235 Shares at the Issue Price with a strategic investor of the Company for aggregate gross proceeds of C$6.1 million ($4.4 million). The concurrent private placement was completed to enable the strategic investor to top-up its ownership interest in the Company to approximately 9.99% on a partially diluted basis after giving effect to the Public Offering, in accordance with the terms of the strategic investor’s existing participation right in equity financings of the Company.

▪	On December 16, 2024, the Company announced that Paul Murphy, a member of Collective’s Board of Directors, passed away.

Subsequent to 2024:

▪	On February 6, 2025, the Company announced the appointment of Jasper Bertisen to its Board of Directors.

▪	On March 20, 2025, the Company announced the closing of Agnico Eagle Mines Limited’s (“Agnico Eagle”) investment in the Company pursuant to which Agnico Eagle subscribed for 4,741,984 common shares in the capital of the Company (the “Shares”) at a price of C$11.00 per Share for aggregate consideration of approximately C$52.1 million (the “March 2025 Private Placement”). Concurrently with the closing of the March 2025 Private Placement, Agnico Eagle exercised all of the common share purchase warrants of the Company (each, a “Warrant”) it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per Share for aggregate consideration of C$11.3 million. On closing of the March 2025 Private Placement and following exercise of the Warrants, Agnico Eagle’s ownership interest in the Shares increased to approximately 14.99%.

2024 and Fourth Quarter Exploration Highlights

Guayabales Project

▪	During the fourth quarter, the Company continued its 40,000 metres drilling campaign with up to five rigs drilling at the Guayabales Project.

▪	During the year, the Company continued to drill the Apollo system with the aim of expanding the system and made multiple new discoveries including at the Apollo Ramp Zone and at the Trap target.

▪	During the year, the Company issued multiple updates with respect to the advancement of metallurgical analysis at the Apollo system. The Company envisions a conventional split circuit for processing material from Apollo with the copper rich stream (more than 0.15% copper) being treated through a flotation circuit and the copper poor stream (less than 0.15% copper) being treated through a precious metal focused cyanidation circuit to produce doré. The Company also now expects that a gravity circuit will be included after flotation for recovery of the high-grade tungsten mineralization.

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Subsequent to quarter end:

▪	Subsequent to quarter end, the Company announced a 60,000 metre drilling program for 2025.

San Antonio Project

▪	Subsequent to year end, the Company re-commenced drilling at the San Antonio Project. The Company plans to drill a minimum of 2,500 metres.

2024 Operating and Financial Results

▪	Results for the three months and year ended December 31, 2024 was a net loss of $9.6 million ($0.13 per share) and $26.9 million ($0.03 per share), respectively.

▪	Exploration expense for the three months and year ended December 31, 2024 was $4.5 million and $18 million, respectively, including $4.3 million and $17.4 million, respectively relating to the Guayabales Project and $0.2 million and $0.6 million respectively, relating to the San Antonio Project.

▪	Revaluation of warrants liability for the three months and year ended December 31, 2024, was a loss of $1.9 million and $2.1 million, respectively.

▪	Operating cash outflow for the three months and year ended December 31, 2024 was $6.1 million and $22.6 million, respectively.

▪	Net financing cash inflow for the three months and year ended December 31, 2024 was $31.1 million and $49.3 million, respectively.

▪	A total of $52.4 million was raised through the March 2024 Offering, October 2024 Offering, October 2024 Private Placement, and option and warrants exercises for the year ended December 31, 2024.

▪	Cash and cash equivalents at December 31, 2024 was $38.9 million (December 31, 2023 – $14.2 million)

BUSINESS TRANSACTIONS

2024 Bought Deal Offering (the “October 2024 Offering”)

On October 31, 2024, the Company closed the October 2024 Offering for a total of C$40.3 million ($28.9 million) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

2024 Non-Brokered Private Placement (the “October 2024 Private Placement”)

On October 31, 2024, the Company completed a non-brokered private placement with a strategic investor for a total of C$6.1 million ($4.4 million) which consisted of the sale of 1,226,235 shares at a price of C$5.00 per share to top-up its ownership interest in the Company.

2024 Non-Brokered Private Placement (the “March 2024 Offering”)

On March 4, 2024, the Company closed the March 2024 Offering for a total of C$18.9 million ($13.9 million) which consisted of the sale of 4,500,000 units at a price of C$4.20 per unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$5.01 with an expiry date on March 4, 2027.

2023 Bought Deal Offering (the “March 2023 Offering”)

On March 22, 2023, the Company closed the March 2023 Offering for a total of C$30 million ($21.9 million) by a syndicate of underwriters, which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

2022 Bought Deal Offering (the “October 2022 Offering”)

On October 25, 2022, the Company closed the October 2022 Offering of C$10.8 million ($7.9 million), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

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Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024. As at April 25, 2024, all of the warrants were exercised.

EXPLORATION SUMMARY

The following is a summary of exploration expenditures incurred for the three months and year ended December 31, 2024 and 2023:

	2024			2023
For the three months ended December 31	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	50,644	1,351,980	1,402,624	1,186,948
Salaries and benefits	26,600	708,745	735,345	650,040
Option payments and fees	3,067	664,222	667,289	919,067
Assaying	5,535	298,159	303,694	421,976
Field costs, surveys and other	36,518	394,141	430,659	369,250
Transportation and meals	46,372	298,087	344,459	269,756
Consulting, professional fees and technical assistance	19,131	249,744	268,875	367,355
Community expenses	7,479	202,925	210,404	144,252
Security	3,787	65,096	68,883	99,341
Geophysics	–	31,943	31,943	34,845
Depreciation and amortization	2,860	77,851	80,711	62,960
	201,993	4,342,893	4,544,886	4,525,790

	2024			2023
For the year and period ended December 31	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	50,644	6,213,320	6,263,964	5,039,861
Salaries and benefits	26,600	2,422,553	2,449,153	1,890,277
Option payments and fees	304,187	1,977,363	2,281,550	1,482,235
Assaying	30,355	1,727,013	1,757,368	2,017,051
Field costs, surveys and other	56,192	1,670,638	1,726,830	1,107,011
Transportation and meals	78,540	1,046,608	1,125,148	767,690
Consulting, professional fees and technical assistance	55,046	859,402	914,448	907,290
Community expenses	7,969	579,265	587,234	305,420
Security	22,320	306,611	328,931	303,767
Geophysics	–	334,764	334,764	70,335
Depreciation and amortization	2,860	292,615	295,475	223,694
	634,713	17,430,152	18,064,865	14,114,631

Guayabales Project

The Guayabales Project consists of exploration titles, exploration applications and two option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project. In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

Exploration activities:

During the year, the Company continued to expand the Apollo system with drilling focusing on the expansion drilling at depth. In addition, the Company continued to drill new targets at the Guayabales Project including the Ramp Zone, the Trap, Plutus and Box targets

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For the three months and year ended December 31, 2024, the Company recognized a total of $4.3 million and $17.4 million, respectively (three months and year ended December 31, 2023 – $4.5 million and $13.8 million, respectively) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the Guayabales Project, including option payments of $0.6 million and $1.7 million, respectively (three months and year ended December 31, 2023 – $0.25 million and $0.5 million, respectively).

Option agreements:

Details of the two first option agreements are as follows:

First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option to acquire 100 percent of the property covered within the agreement. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3 million of exploration and evaluation expenditures in respect of property within the First Guayabales Option and make total option payments of $2 million over a maximum four-year term ending on or before June 24, 2024 in order to proceed to Phase 2 of the agreement. The Company has met its commitments under Phase 1 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10 million of incremental exploration and evaluation expenditures in respect of such property and make total option payments of $2 million, payable in equal instalments of $0.2 million semi-annually over a maximum six-year term, commencing after the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

▪	provide notice that the Company has elected to pay a 1% NSR monthly, commencing on the first calendar day of the month after 85% of the processing plant capacity has been achieved, in exchange for the remaining 10% interest;

▪	acquire 0.625% each year to a total of 10% by paying $0.25 million semi-annually, commencing at the end of Phase 2, to a total of $8 million in lieu of the NSR; or

▪	pay a one-time payment of $8 million in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments	Exploration Expenditures	Total
		$	$	$
Total Phase 1	June 24, 2020 – June 24, 2024	2,000,000	3,000,000	5,000,000
Total Phase 2	June 24, 2024 – June 24, 2030	2,000,000	10,000,000	12,000,000
Total Phase 3	To commercial production	8,000,0001	–	8,000,000
		12,000,000	13,000,000	25,000,000

1	Based on the assumption that the Company does not elect to pay the NSR.

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The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months and year ended December 31, 2024, the Company recognized a total of $2.9 million and $9.6 million, respectively (three months and year ended December 31, 2023 – $3.7 million and $12.9 million, respectively) as exploration and evaluation expense in the consolidated statement of operations in respect of the First Guayabales Option, including option payments of $0.2 million and $0.4 million, respectively (three months and year ended December 31, 2023 –$0.25 million and $0.5 million, respectively).

As at December 31, 2024, and from inception of the agreement, the Company has completed and recognized a total of $28.8 million as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $2.2 million required within the agreement.

Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1.75 million. The Company has met its commitments under Phase 1 of the agreement.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1 million.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4.3 million over a two-year period ending on January 2, 2030 to acquire 100 percent of the property within the Second Guayabales Option.

The exploration and development program for the Second Guayabales Option, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months and year ended December 31, 2024, the Company recognized a total of $0.03 million and $1.7 million, respectively (three months and year ended December 31, 2023 – $nil) as exploration and evaluation expense in the consolidated statement of operations in respect of Phase I of the Second Guayabales Option, including option payments of $nil and $0.25 million, respectively (three months and year ended December 31, 2023 – $nil).

As at December 31, 2024, and from inception of the agreement, the Company has made total option payments of $1.5 million.

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Surface Rights Agreements

October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4.4 million.

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months and year ended December 31, 2024, the Company has recognized option payments of $0.4 million and $0.8 million, respectively, as exploration and evaluation expense in the consolidated statement of operations.

As at December 31, 2024, and from inception of the agreement, the Company has made total option payments of $1.4 million.

May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a period ranging from 1 to 3 years for total payments over the term of the agreements of $0.3 million. One agreement expires on April 25, 2025, one expires on August 23, 2025, and the other one expires on September 23, 2027.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three months and year ended December 31, 2024, the Company has recognized option payments of $0.03 million and $0.2 million, respectively, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio Project is located approximately 80km south of Medellín and is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire 100 percent of the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2.5 million. The Company has the option to pay an additional $2.5 million to the optionor upon reaching commercial production in exchange for the 1.5% NSR.

Option payments under the agreement are as follows:

$
August 8, 2020	30,000
July 9, 2021	50,000
July 9, 2022	100,000
July 9, 2023	150,000
July 9, 2024	250,000
July 9, 2025	420,000
July 9, 2026	750,000
July 9, 2027	750,000
2,500,000
Upon reaching commercial production	2,500,000
5,000,000

The Company may terminate the agreement at any time, upon notification to the optionor. In addition, the Company may acquire 100 percent of the property at any time prior to the expiration of the agreement by paying all remaining amounts under the agreement.

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The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

Exploration activities:

During 2021, the Company initiated a maiden 5,000-meter drill program on the San Antonio Project. The aim of the program was to initially determine the near surface geometry of three targets and once defined, begin testing the potential for multiple, concealed, mineralized porphyry and breccia bodies within an area measuring approximately 2 kilometers x 1 kilometers (“km”). Surface work in this area had outlined anomalous gold and molybdenum soil values in association with altered porphyry intrusive bodies, porphyry-related stockwork quartz veining, hydrothermal breccias and polymetallic veins. To date, the Company has made a significant grassroot discovery at the Pound target, one of the three targets generated at the San Antonio Project.

In the year 2022, the Company conducted an IP survey to further delineate the drill targets and in 2023 and in 2024, the Company conducted reconnaissance field work to further delineate targets for follow up drilling.

For the three months and year ended December 31, 2024, the Company recognized a total of $0.2 million and $0.6 million, respectively (three months and year ended December 31, 2023 – $0.1 million and $0.3 million, respectively) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the San Antonio Project.

As at December 31, 2024, and from inception of the agreement, the Company has made total option payments of $0.6 million.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The Company’s presentation and functional currency are U.S. dollars.

As at	December 31, 2024	December 31, 2023
	$	$
Consolidated Financial Position
Cash and cash equivalents	38,930,957	14,166,196
Total assets	42,556,391	16,969,078
Non-current liabilities	72,732	86,779
Working capital[1]	37,302,233	11,992,187
Equity	37,008,166	12,722,316

1	Working capital is a non-GAAP measure and represent current assets less current liabilities, excluding warrants liability.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Audited)
	2024	2023	2024	2023
	$	$	$	$
Consolidated Operating Results
Exploration and evaluation expenses	(4,544,885)	(4,525,794)	(18,064,865)	(14,114,631)
Gain (Loss) on revaluation of warrants liability	(1,933,713)	812,154	(2,115,036)	(1,303,481)
Net loss and comprehensive loss	(9,591,266)	(5,313,309)	(26,948,922)	(19,133,658)
Basic and diluted loss per common share	(0.13)	(0.09)	(0.33)	(0.33)
Consolidated Cash Flow
Operating cash outflow	(6,056,298)	(6,008,461)	(22,570,602)	(16,937,077)
Financing cash inflow	31,095,670	242,499	49,296,295	22,263,115
Net cash inflow (outflow), including foreign exchange effect on cash balances	23,411,037	(5,679,531)	24,764,761	5,662,922

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OVERVIEW OF CONSOLIDATED FINANCIAL RESULTS

The Company’s results for the three months and year ended December 31, 2024 was a net loss of $9.6 million ($0.13 per share) and $26.9 million ($0.33 per share), respectively (three months and year ended December 31, 2023 – $5.3 million ($0.09 per share) and $19.1 million ($0.33 per share), respectively). The results included:

▪	Exploration expenditures for the three months and year ended December 31, 2024 was $4.5 million and $18 million (three months and year ended December 31, 2023 – $4.5 million and $14.1 million, respectively), including option payments totalling $1.9 million and $0.6 million, respectively (three months and year ended December 31, 2023 – $0.85 million and $1.25 million, respectively).

▪	General and administrative expense for the three months and year ended December 31, 2024 was $1.9 million and $5.8 million, respectively (three months and year ended December 31, 2023 – $1.9 million and $5.3 million, respectively), including:

o	Compensation costs related to share-based payments for the three months and year ended December 31, 2024 of $0.2 million and $1.2 million, respectively (three months and year ended December 31, 2023 – $0.3 million and $1.4 million, respectively).

o	Share-based payments include 1,100,000 options granted during the three months and year ended December 31, 2024 (three months and year ended December 31, 2023 – 1,050,000 options and 1,205,000 options, respectively) with average share price on grant date of C$5.94 per share (three months and year ended December 31, 2023 – C$4.14 per share and C$4.44 per share, respectively).

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

The following table sets forth selected consolidated financial information, prepared in accordance with IFRS Accounting Standards, for each of the Company’s eight most recently completed quarters.

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	$	$	$	$	$	$	$	$
Net income (loss)	(9,591,266)	(6,300,500)	(6,331,921)	(4,725,236)	(5,313,309)	(3,749,128)	(6,097,432)	(3,973,790)
Basic and diluted income (loss) per share	(0.13)	(0.09)	(0.09)	(0.07)	(0.09)	(0.06)	(0.10)	(0.07)

As the Company is currently in the exploration stage, variations in the quarterly results are mainly due to the exploration activities, the impact of fluctuation of exchange rates on cash balances and the revaluation of derivative instruments.

LIQUIDITY AND MANAGEMENT OF CAPITAL RESOURCES

The Company has no operating cash flow from a producing mine and therefore must utilize its current cash reserves and funds obtained from equity financing transactions, including the October 2022 Offering, the March 2023 Offering, the March 2024 Offering, the October 2024 Offering, and the October 2024 Private Placement (see “Business Transaction” in this MD&A) to fund its operating and exploration activities, including payments subject to exploration option agreements (see “Exploration Summary” in this MD&A).

The Company’s objectives in managing capital are to ensure the entity continues as a going concern and to achieve optimal returns for its stakeholders. In addition, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential, if they fit within the Company’s overall strategic plan and if the Company has sufficient financial resources to do so. Management considers future capital requirements to sustain the future operation of the business, including current and new exploration program requirements, and assesses market conditions to determine when adjustments to the capital structure are appropriate.

For the year ended December 31, 2024, the Company raised $52.4 million from the Closing of the March 2024 Offering, October 2024 Offering, October 2024 Private Placement, (see “Business Transaction” in this MD&A) and the exercise of warrants and options.

As at December 31, 2024, the Company’s cash and working capital position (current assets less current liabilities, excluding warrants liability (“Working Capital”)) was $38.9 million and $37.3 million, respectively (December 31, 2023 – $14.2 million and $12 million, respectively). The Company will utilize its working capital towards general operating activities and the advancement of its exploration programs, including its obligations under its exploration option agreements (see “Exploration Summary” in this MD&A).

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Cash Flow Items

The following is a summary of the Company’s cash flows for the three months and year ended December 31, 2024 and 2023:

	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023
	$	$	$	$
Operating activities	(6,056,298)	(6,008,461)	(22,570,602)	(16,937,077)
Financing activities	31,095,670	242,499	49,296,295	22,263,115
Investing activities	(146,774)	(129,845)	(238,925)	(353,506)
	24,892,598	(5,895,807)	26,486,768	4,972,532
Foreign exchange on cash	(1,481,559)	216,276	(1,722,007)	690,390
Net change in cash balance	23,411,039	(5,679,531)	24,764,761	5,662,922

Operating Activities

Operating cash outflow for the three months and year ended December 31, 2024 was $6 million and $22.6 million, respectively, compared to the $6 million and $16.9 million, respectively, for the comparative periods in 2023. The change is mainly due to the increase of exploration activities incurred in 2024.

Financing Activities

Net cash inflow from financing activities for the three months and year ended December 31, 2024 was $31 million and $49.3 million, respectively, compared to the net cash outflow of $0.2 million and $22.3 million, respectively, for the three months and year ended December 31, 2023. The variance is due to the closing of the March 2024 Offering, October 2024 Offering, October 2024 Private Placement, and cash proceeds from the exercise of warrants and options.

Investing Activities

Cash outflow for investing activities for the three months and year ended December 31, 2024 was $0.15 million and $0.2 million, respectively, compared to $0.1 million and $0.4 million, respectively, for the comparative periods in 2023 and relate to the acquisition of fixed assets.

EQUITY AND WARRANTS

Fully Diluted Shares

As at	December 31, 2024	December 31, 2023

Shares issued	77,602,208	61,234,906
Stock options outstanding	4,434,800	4,177,217
Warrants	2,250,000	1,836,150
	84,287,008	67,248,273

Share Capital

For the year ended December 31, 2024, 4,500,000 shares were issued as a result of the closing of the March 2024 Offering, 8,050,000 shares were issued as a result of the closing of the October 2024 Offering, 1,226,235 shares were issued as a result of the closing of the October 2024 Private Placement, 754,917 shares were issued as a result of the exercise of options, and 1,836,150 shares were issued as a result of the exercise of warrants.

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Total proceeds raised in 2024 was $47.3 million (C$65.3 million) from the March 2024 Offering, October 2024 Offering, and October 2024 Private Placement.

As of March 24th, 2025, 4,741,984 shares were issued as a result of the closing of the March 2025 Private Placement for total proceeds of $36.4 million (C$52.1 million).

Warrants

On October 25, 2022, following the completion of the October 2022 Offering, 2,391,700 Subscription Warrants were issued. The issue date fair value of the warrant’s liability in respect of the Subscription Warrants was $0.97 million. The fair value of the warrants was determined using the Black-Scholes pricing model. See also the “Business Transaction” section of this MD&A.

As at April 25, 2024, a total of 2,391,700 Subscription Warrants of the October 2022 Offering were exercised for total proceeds of $5.7 million (C$7.8 million).

On May 4, 2024, following the completion of the March 2024 Offering, 2,250,000 Subscription Warrants were issued. The issue date fair value of the warrant’s liability in respect of the Subscription Warrants was $1.19 million. The fair value of the warrants was determined using the Binomial pricing model. See also the “Business Transaction” section of this MD&A.

Subscription Warrants are classified as warrants liability on the consolidated statement of financial position and measured at fair value until the instruments are exercised or extinguished in the consolidated financial statements. Any gain or loss arising from the revaluation of a Subscription Warrant on the date of exercise or on the financial reporting date is recognized in the consolidated statement of operations and comprehensive loss.

For the three months and year ended December 31, 2024, the Company recognized a $1.9 million and $2.1 million derivative loss, respectively, (three months and year ended December 31, 2023 – $0.8 million of derivative gain and $1.3 million of derivative loss, respectively), in respect of the revaluation of warrants classified within warrants liability.

As of March 24th, 2025, a total of 2,250,000 Subscription Warrants of the March 2024 Offering were exercised for total proceeds of $7.9 million (C$11.3 million).

Options

As at December 31, 2024, 4,434,800 (December 31, 2023 – 4,117,217) stock options were outstanding at an average exercise price of C$4.07 (December 31, 2023 – C$3.10), of which 2,676,049 (December 31, 2023 – 2,578,467) were exercisable. The exercise in full of the outstanding stock options as at December 31, 2024 would raise a total of approximately C$18.1 million. Options expire between 2026 and 2029. Management does not know when and how much will be collected from the exercise of such securities as this is dependent on the determination of the option holders and the market price of the Common Shares.

Outstanding Equity Data

As of March 24th, 2025, the Company had 84,844,692 Common Shares, and a total of 4,334,300 stock options outstanding to purchase Common Shares.

TRENDS AND RISKS THAT AFFECT THE COMPANY’S FINANCIAL CONDITION

Please see the “Market Trends” and “Risks and Uncertainties” sections of this MD&A for information regarding known trends, demands, commitments, events or uncertainties that are reasonably likely to have an effect on the Company’s business and industry and economic factors affecting the Company’s performance.

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CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OPTION AGREEMENTS

Contractual Obligations and Commitments

As at December 31, 2024, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	2 – 5 Years	After 5 Years
	$	$	$	$
Other lease commitments	145,400	145,400	–	–
Service contracts [1]	313,827	313,827	–	–
	459,227	459,227	–	–

1.	Represents drilling contracts.

Option Agreements

The Company has the option to terminate its option agreements at any time without any financial consequences. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at December 31, 2024, the timing of expenditures, including option payments, under the Company’s option agreements are as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	Greater than 5 Years
	$	$	$	$	$
First Guayabales Option[1]	9,833,334	333,332	666,664	666,664	8,166,674
Second Guayabales Option	5,550,000	250,000	500,000	500,000	4,300,000
San Antonio Option [2]	4,420,000	420,000	4,000,000	–
Other Option agreements[3]	3,058,992	985,178	2,073,814
	22,862,326	1,988,510	7,240,478	1,166,664	12,466,674

1.	Includes a one-time payment of $8,000,000 in lieu of the NSR.
2.	Includes a one-time payment of $2,500,000 in lieu of the NSR.
3.	Amount disclosed related to the option agreements to purchase surface rights.

RELATED PARTY TRANSACTIONS

As at December 31, 2024 and December 31, 2023, there were no related party balances.

FINANCIAL INSTRUMENTS AND RELATED RISKS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model, Binomial pricing model, or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, without limitation, such considerations as liquidity and capital resources.

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MARKET TRENDS

Global Financial Market Conditions

Events and conditions in the global financial markets, particularly over the last two years, continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions, as well as market volatility, may have a positive or negative impact on the Company’s operating costs, project exploration expenditures and planning of the Company’s projects.

Gold Market

The Company’s economic assessment of its gold projects is impacted by the market-driven gold price. The gold market is affected by inflation, continued sovereign debt risks, elevated geo-political risks, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market.

While many factors impact the valuation of gold, traditionally the key factors are actual and expected U.S. dollar value, global inflation rates, oil prices and interest rates.

The gold price has displayed considerable volatility in the last few years. Continued uncertainties in major markets, specifically in the U.S. and European countries, and increased trade tensions between the U.S. and China and heightened geo-political risks in Europe were the main driving forces in the demand and volatility for gold. The daily closing spot gold price during the twelve months ended December 31, 2024 was between $1,985.10 and $2,777.80 per ounce, for an average price in 2024 of $2,388.26 per ounce.

Currency

The Company’s functional and reporting currency is the U.S. dollar. The key currencies to which the Company is exposed are the Canadian dollar and the Colombian peso, which have experienced greater volatility relative to the U.S. dollar over the last several years. Fluctuation of the Canadian dollar against the U.S. dollar has a direct impact on the Company as proceeds from equity financing are in Canadian dollars. At times, the Company has mitigated the impact by converting a significant portion of proceeds received from the offerings to U.S. dollars and Colombian pesos. Fluctuation of the Colombian peso has a direct impact on the Company’s exploration and operating activities.

The Company expects to have significant U.S. dollar and Colombian peso requirements, mainly in relation to exploration activities, salaries and exploration option payments.

As at December 31, 2024, the Company held $38.9 million in cash, of which $9.1 million was in U.S. dollars, $29.5 million was in Canadian dollars, and $0.3 million was in Colombian pesos. Purchases of additional Colombian pesos will be required to meet the Company’s obligations in local jurisdictions.

As of March 24th, 2025, the Company held approximately $78.5 million in cash and cash equivalents, of which $66.3 million was in U.S. dollars, the equivalent of $0.4 million was in Colombian pesos, and the equivalent of $11.8 million was in Canadian dollars, representing approximately 84%, 1%, and 15%, respectively of total cash balances.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2024.

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CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2025 or later.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) for the Company. The Company’s controls are based on the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework.

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no significant changes in the Company’s DC&P and ICFR, or in other factors that could significantly affect those controls subsequent to the date the CEO and CFO completed their evaluation as of December 31, 2024, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls identified requiring corrective actions.

The Company’s management, with the participation of its CEO and CFO, has evaluated the effectiveness of the Company’s DC&P and ICFR. Based on such evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s DC&P and ICFR were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

The Company’s management, including the CEO and the CFO, does not expect that its DC&P and ICFR will prevent or detect all errors and fraud. A cost-effective system of internal controls, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the ICFR are achieved.

EMERGING MARKET DISCLOSURE

Operations in an Emerging Market Jurisdiction

The Company’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Company to various degrees of political, economic and other risks and uncertainties.

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Board and Management Experience and Oversight

Key members of the Company’s management team and Board of directors have extensive experience running business operations in Colombia. Mr. Ari Sussman, the Executive Chairman of the Company, was Chief Executive Officer and a director of Continental Gold Inc. (“Continental Gold”), and Mr. Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. in March 2020 for over C$1.4 billion.

Mr. Omar Ossma, the President and Chief Executive Officer of the Company, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Ms. Maria Constanza García Botero, an independent director of the Company, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Mrs. Angela María Orozco Gómez, an independent director of the Company, is a resident of Colombia and has 30 years of government and international experience.  Most recently, Mrs. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry. Mr. Mehra spent many years in the commodity trading and mining business as well as owning, buying and selling companies globally.

Mr. Jasper Bertisen is a seasoned leader in the mining industry with a proven track record of successfully driving strategic initiatives. He has spent the majority of his career in mining private equity with Resource Capital Funds, overseeing due diligence and strategy execution for investments spanning development-stage to producing assets across various commodities and global markets.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Company’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

Communication

While the reporting language of the head office of the Company is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia together with Ms. García Botero and Mrs. Orozco Gómez, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Company maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Company’s management and local operations.

The Company’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

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Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company, Collective Mining Limited (Bermuda) including the Branch and its two indirect Colombian subsidiaries, Minerales Provenza and Minera Campana (together with Minerales Provenza, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative of each of the Colombian Subsidiaries and who is also the President and Chief Executive Officer of the Company. Since the Company indirectly holds all of the issued and outstanding equity interests of the legal entity that comprises the Branch and the Colombian Subsidiaries, the Company exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Company’s independent auditors review the consolidated financial statements under the oversight of the Company’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Company at Avenida El Poblado, Carrera 43 No. 9 Sur 195, Oficina 1034, Edificio Square, Medellin, Colombia. Senior management control these records and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Disclosure Controls and Procedures

The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

CEO and CFO Certifications

In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Company in a timely manner.

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Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, as well as local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, most of the Company’s management team members that are non Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

Transactions with Related Parties

The Company is subject to applicable Canadian and United States securities laws and applicable exchange rules and Canadian accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Company may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Company and in accordance with applicable Canadian securities laws and accounting rules.

Controls Relating to Verification of Property Interests

The Company engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Company’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the Colombian Projects. The current President and Chief Executive Officer of the Company, Mr. Omar Ossma, who led the negotiations and acquisitions of the Company’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Company in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Company’s rights over the acquired assets and properties.

The Company also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of inCompany of the Company’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Company’s current Colombian properties.

In addition, the Company retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Company satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Company to carry out its business operations in Colombia.

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Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Company
Operating as a company requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.

Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current prospecting campaign.

Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Company is conducting exploration activities on mining titles LH0071-17, 781-17, HI8-15231, 501712 and IIS-10401 which are validly granted mining titles.

Drilling activities will require authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current drilling campaign.

Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Company will require a filing, and further permission, before the regional environmental Company in the territory.	The Company has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.

Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.

Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this MD&A, no restrictions or conditions have been imposed by the government of Colombia on the Company’s ability to operate in Colombia. The Company’s continued ability to operate in Colombia could be impacted as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Company; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Company’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Company’s properties. See “Risk and Uncertainties”.

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RISKS AND UNCERTAINTIES

The Company is engaged in the exploration, development and acquisition of mining properties and projects. Due to the high-risk nature of the Company’s business, the Company’s operations are speculative. The Company’s operations, properties and projects are subject to various risks and uncertainties, including but not limited to, those listed below. The risks described herein are not the only risk factors facing the Company and should not be considered exhaustive. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect the business, operations and condition, financial or otherwise, of the Company. These risk factors, together with all other information included or incorporated by reference in this MD&A, including, without limitation, information contained in the section of risk factors set out below, should be carefully reviewed by readers.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, are interrelated and, consequently readers should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in other documents incorporated or deemed incorporated by reference herein or other unforeseen risks. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in the Company’s forward-looking statements. Unless the context indicates or implies otherwise, references in this section to the “Company” include the Company and its subsidiaries.

Nature of Mineral Exploration

Resource exploration and development is a speculative business and involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The properties in which the Company holds an interest are without a known mineral resource or reserve. Each of the proposed programs on the properties is an exploratory search for resources or additional resources. There is no assurance that commercial quantities of resources will be discovered. There is also no assurance that even if commercial quantities of resources are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade, ground conditions, metallurgy, proximity to infrastructure, community relations, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of economic commercial quantities of ore.

Foreign Country Risk

The Company’s principal mineral properties are located in rural Colombia. Over the past 15 to 20 years, the Government of Colombia has made strides in improving the social, political, economic, legal and fiscal regimes. However, operations in Colombia are still subject to risk due to the potential for social, political, economic, legal and fiscal instability. The government in Colombia faces ongoing problems including, but not limited to, unemployment and inequitable income distribution and unstable neighboring countries. The instability in neighboring countries could result in, but not be limited to, an influx of immigrants which could result in a humanitarian crisis and/or increased illegal activities. Colombia is also home to a number of insurgency groups and large swaths of the countryside are under guerrilla influence. In addition, Colombia experiences narcotics-related violence, a prevalence of kidnapping, extortion and thefts and civil unrest in certain areas of the country. Such instability may require the Company to suspend operations on its properties. There is a risk that agreements with the police and/or army are required and cannot be reached on time or on terms that are acceptable to the Company, which could result in an increase in security threats or loss of control at the project site that could have a material adverse effect on the Company.

Although the Company is not presently aware of any circumstances or facts which may cause the following to occur, other risks may involve matters arising out of the evolving laws and policies in Colombia, any future imposition of special taxes or similar charges, as well as foreign exchange fluctuations and currency convertibility and controls, the unenforceability of contractual rights or the taking or nationalization of property without fair compensation, restrictions on the use of expatriates in the Company’s operations, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, changes in mining and environmental laws or other matters.

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Guerilla Activity

Colombia has experienced, and continues to experience, internal security issues, primarily due to the activities of guerrilla groups, drug cartels and criminal gangs. In rural regions of the country with minimal governmental presence, these groups have exerted influence over the local population, assassinated local social leaders, and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. Certain areas in which the Company operates have been historically impacted by the activities of these groups. Even though the Colombian Government’s programs and policies have reduced guerrilla and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such criminal activity persists in Colombia. Possible escalation of such activity and the effects associated with it may have a negative effect on the Colombian economy and on the Company, its employees, financial condition and results of operations The Government of Colombia reached a peace accord in 2016 with the country’s largest guerrilla group. During 2023, the Government of Colombia entered into formal discussions with another guerrilla group for a future peace accord, as well as seeking such agreements with other relevant illegal armed groups. Subsequent to year end, the Government of Colombia suspended discussions with the referred guerrilla group on account of disturbances in certain regions of Colombia. There is no clear agenda or date to initiate discussions. There is no certainty that the agreements will be adhered to by all of the members of the guerrilla groups or that a peace agreement will be ultimately reached with the country’s largest guerrilla group or the other existing illegal armed groups. There can also be no assurance that continuing attempts to reduce or prevent guerilla, drug trafficking or criminal activity will be successful or that guerilla, drug trafficking and/or criminal activity will not disrupt the Company’s operations in the future. There is a risk that any peace agreement might contain new laws or change existing laws that could have a material adverse effect on the Company’s projects. Furthermore, the achievement of peace with the country’s guerrilla groups or other illegal armed groups could create additional social or political instability in the immediate aftermath, which could have a material adverse effect on the Company as, among other things, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost-effective manner.

Foreign Operations

The Company’s exploration operations are located in Colombia. Colombia’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls as well as local business culture and practices are different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s Colombian management, legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on the members of management and the Board who have previous experience working and conducting business in Colombia to enhance its understanding of and appreciation for the local business culture and practices in Colombia. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing and tax matters in Colombia. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices in Colombia are beyond the control of the Company and may adversely affect its business.

The Company also bears the risk that changes can occur to the Government of Colombia and a new government may void or change the laws and regulations that the Company is relying upon. Currently, there are no restrictions on the repatriation from Colombia of earnings to foreign entities and Colombia has never imposed such restrictions. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

Due to its locations in Colombia, the Company depends in part upon the performance of the Colombian economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Colombian economy, price instabilities, currency fluctuations, inflation, interest rates, regulatory changes, taxation changes, social instabilities, political unrest and other developments in or affecting Colombia over which the Company does not have control. Because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect in which an entire region or class of investment is disfavoured by international investors, Colombia could also be adversely affected by negative economic or financial developments in other emerging market countries.

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Financing Risk

The Company has limited financial resources and has limited sources of operating cash flow. The Company will require additional funds to finance exploration and future acquisitions. The exploration and development of the various mineral properties in which the Company holds interests and the acquisition of additional properties depend upon the Company’s ability to obtain financing through equity financings, joint ventures of projects, stream financing, debt financing or other means. The perception that security conditions in Colombia have not improved and the decline in the capital markets for the extractive industry could hinder the Company’s ability to access capital in a timely or cost-effective manner. Although the Company has been successful in raising funds, including an aggregate of approximately C$87.0 million raised pursuant to three “bought deal” offerings completed in October, 2022, March, 2023 and October, 2024 (including the Concurrent Private Placement) and approximately C$71 million raised pursuant to March 2024 Private Placement and the March 2025 Private Placement, there can be no assurance that the Company will be able to raise additional financing required or that such financing will be available on terms acceptable to the Company. Failure to obtain additional financing on a timely basis may result in delays or an indefinite postponement of exploration, development, or production on any or all of the Company’s properties, could cause the Company to reduce or terminate its operations or lose its interests in its properties and cease to continue as a going concern.

In addition, there can be no assurance that future financing can be obtained without substantial dilution to existing shareholders. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Property Interests

The ability of the Company to carry out successful mineral exploration, development and production activities will depend on a number of factors. The Company has a number of obligations with respect to acquiring and maintaining the Company’s interest in certain of its current properties. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that any such renewal, extension or transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. Some of the Company’s interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

There is no assurance that the Company’s rights and foreign interests will not be revoked or significantly altered to the detriment of the Company.

No Assurance of Titles or Boundaries

The Company is not the registered holder of all of the licences or concessions that comprise its projects in Colombia. Some of the licences and concessions that comprise the Company’s projects in Colombia are registered in the names of certain third-party entities. The Company’s interest in the Colombia Projects is partially derived from option agreements. Under the option agreements, third parties have agreed to transfer the licences and concessions that comprise such properties to the Company upon satisfaction of certain conditions including but not limited to the receipt of all of the option payments. In the meantime, in certain circumstances, the third parties are allowed to continue to operate under certain restrictive conditions. There can be no assurance, however, that the third parties will operate under the agreed upon conditions and that such transfers will be effected. Failure to operate under the agreed conditions could result in a material loss and have a materially negative impact on the Company’s operations. Also, events may occur that would prevent the third-party entities from being able to transfer such licences and concessions to the Company. In addition, in the event of a dispute between the parties, the Company’s only recourse would be to commence legal action in Colombia. If the Company is required to commence legal proceedings, there is no assurance that the Company will succeed in such proceedings, and, therefore, may never obtain title to such properties.

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Other parties may dispute title to any of the Company’s mineral properties or land titles, any of the Company’s properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions or errors. A successful challenge to the precise area and location of the Company’s projects could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Land Surface and Access Rights

Even though the Company has advanced in the acquisition of surface rights relevant to its ongoing operations, as well as a future mine, it does not own all of the surface rights required to build a future project. There is a risk that the Company will not be able to purchase all of the surface rights from third parties or on terms that are acceptable to the Company. Additionally, Colombia Law 1448/2011 compensates, with land restitution, communities that have been displaced as a result of political violence. In the event that the Company is impacted by application of Law 1448/2011, it has the right to begin an expropriation process available under Colombian law, although the process could take longer than expected. Although the Company does not expect the effects of Law 1448/2011 to impact the Company, there is a risk that land near or on the Company’s projects could be impacted, which could have a material adverse effect on the Company.

In order for the Company to conduct exploration including but not limited to surface reconnaissance work, mapping and drilling, it requires permission from third party owners of land. There is a risk that the Company will not be able to negotiate land access rights from third party landowners, which would have a material adverse effect on the Company’s exploration activities. Even though not a common practice, the Company may rely on judicial proceedings to obtain rights of way on third party land.

The Company has a number of option agreements with third parties for surface rights (property and/or adverse possession) which are payable over a number of years. There is a risk that title will not be transferred to the Company by the third party at the termination of the option agreements in which case the Company’s only recourse would be through legal actions, or by application of mining expropriation. Enforcing contracts through legal avenues, or applying expropriation will take years to resolve. If any of these events occur, it could have a material negative impact on the Company.

In addition, the Company is purchasing surface rights or entering into option agreements for surface rights in rural Colombia where land titles are characterized by adverse possession rights and not necessarily by land deeds. Although the Company performs due diligence to ensure that adverse possession rights belong to the third parties that it enters into contracts with, there is a chance that another third party could claim the same possession rights or ownership with a deed which could have a material negative effect on the Company.

Decree 044

On January 30, 2024, the Colombian Ministry of Environment issued Decree 044 which allows the Ministry to declare temporary reserve areas in certain parts of Colombia. To declare a temporary reserve area, a resolution must be issued by the Ministry detailing the area that is to be temporarily reserved. Pursuant to this decree, a subsequent resolution may mandate a five-year suspension of environmental license awards, extendable for a further five years, while studies are conducted to determine if an area should be restricted or excluded from mining. However, this decree does not limit the possibility to continue environmental studies in a mandated area. Decree 044 is presently being challenged at constitutional and administrative courts, led by the Colombian Disciplinary Office, artisanal and small mining units, the Colombian Mining Trade Association and the National trade association. Decree 044 does not currently adversely impact operations at Guayabales or San Antonio.

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Artisanal Mining

The Company’s properties are located in Colombia in an area that has a long history of artisanal mining. A portion of the Company’s property include artisanal groups that are mining informally on a small-scale basis. The Company is committed to respecting their rights and to assist them in formalizing, however, there is no assurance that this process will be successful or that they will not oppose the Company’s exploration activities or potential future development. There is also a risk that the number of informal miners could increase in the future resulting in a material adverse effect on the Company. In addition, artisanal mining accidents occur and, in some cases, result in serious injury or death. While the Company is not responsible for artisanal mining operations including their health and safety standards, an artisanal mining accident could be perceived as the Company’s responsibility which could have a material adverse effect on the Company.

Community Relations

Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. There can be no assurances that the Company will be successful at managing these impacts and that actions of other mining companies will not have a negative impact on the Company’s ability to manage these impacts. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits. The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Company to modify its exploration and development plans or enter into agreements with local stakeholders or governments with respect to its projects. Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

Minority Ethnic Groups

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of minority ethnic groups. Many of these materials impose obligations on government to respect the rights of minority ethnic groups. Some mandate that government consult with minority ethnic groups regarding government actions which may affect minority ethnic groups, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to Minority Ethnic Groups continue to evolve and be defined. The Company’s current or future operations are subject to a risk that one or more groups of minority ethnic groups may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an exploration right. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks, public hearings or other forms of public expression against the Company or the owner/operator’s activities. Opposition by minority ethnic groups to such activities may require modification of or preclude operation or development of projects or may require entering into agreements with minority ethnic groups. Claims and protests of minority ethnic groups may disrupt or delay activities of the owners/operators of the Company’s exploration assets.

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Dependence on Key Management Employees

The Company’s exploration programs will depend on the business and technical expertise of key executives, including the directors of the Company and a small number of highly-skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of any of these individuals or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations. The Company does not have key man insurance in place with respect to any of these individuals.

Labour and Employment Matters

While the Company has good relations with its employees, these relations may be impacted by changes in labour laws which may be introduced by the relevant governmental authorities in jurisdictions in which the Company carries on business. Adverse changes in such legislation may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s workforce is not governed by a minority union or a cooperative agreement. Although labour relations with its employees have been good, there is no assurance that this will continue in the future or that employees will not attempt to organize in the future. Any significant disruption in labour arrangements could have a material adverse effect on the Company’s reputation and its ability to continue to operate.

Non-Governmental Organization Intervention

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations. A number of non-governmental organizations are becoming increasingly active in Colombia as the security and safety in Colombia increases and the Government implements the peace accords. These organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. Such organizations have been involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to protest and even prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Open Pit Mining

The Company operates in Colombia which has a long history of open pit mining operations, as well as a current and in force legal framework which allows for open pit mining. Despite this and the fact that the government has recently issued a number of open pit mining permits, there can be a perception or misinformation that is prevalent in the media or social media that insinuates that open pit mining is banned in Colombia. While the Company uses extensive means to counter this misinformation, it is possible that even the perception of banning open pit mining in Colombia could make it difficult for the Company to raise capital and could have a material adverse effect on the Company.

Foreign Currency Fluctuations

The Company’s current and proposed exploration in Colombia render it subject to foreign currency fluctuations, which may materially affect its financial position and results. The Company’s reporting currency is the U.S. dollar, which is exposed to fluctuations against other currencies. In addition, the Company maintains cash accounts in Canadian dollars, U.S. dollars and Colombian pesos and has monetary assets and liabilities in U.S. and Canadian dollars and Colombian pesos. The important exchange rates for the Company are currently the rate between the U.S. dollar and the Colombian peso and the Canadian dollar and the U.S. dollar. While the Company is funding work in Colombia, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Common Shares are traded on the TSX, a Canadian stock exchange and NYSE American, a United States stock exchange. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities, which are principally incurred in U.S. dollars or Colombian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar and the U.S. dollar and Colombian peso. From time to time, to partially mitigate transactional volatility in the U.S. dollar and Colombian peso, the Company may enter into foreign currency instruments in order to partially offset existing currency exposures.

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Cybersecurity Risks

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems, are critical to the operations of the Company. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft or other compromising of confidential or otherwise protected information. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company stores all of its proprietary data on cloud servers including, but not limited to, financial records, drilling databases, technical information, legal information, licences and human resource records. There is no assurance that third parties will not illegally access these records which could have a material adverse effect on the Company.

Social Media

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to its overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Health and Safety Risk

Mining and exploration, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations and development, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. The Company has some procedures in place to manage health and safety protocols to reduce the risk of occurrence and the severity of any accident and plans to invest time and resources in the future to enhance health and safety at all operations.

The Company has limited insurance policies in place to cover some accidents and regularly monitors the adequacy of such policies; however, not all risks are covered by insurance policies due to either coverage not being available or not being available at commercially reasonable prices.

Criminal Mining

The Company operates in Colombia where criminal mining exists in certain parts of the country. Criminal mining is distinct from artisanal mining where local residents with long-standing mining operations have earned a right to continue operating and earning a living provided they meet certain historical, technical, environmental and legal requirements. Criminal mining is often backed by criminal organizations who use mining to achieve illegal means including but not limited to the laundering of money. The Company’s properties do not have criminal mining activities, however, there is no assurance that criminal mining will not appear in the future which could have a material adverse effect on the Company.

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Limited Operating History

The Company has no history of generating profits. The Company expects to continue to incur losses unless and until such time as it develops its properties and commences operations on its properties. The development of the properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will generate operating revenues or profits in the future.

Special Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration and development programs as well as finance and accounting. The Company has been able to recruit and retain employees and consultants with the necessary skills and knowledge. The Company believes it will continue to be able to do so; however, no assurance can be made in that regard.

Environmental and Other Regulatory Requirements

All phases of the Company’s operations are subject to environmental regulation (including environmental impact assessments and permitting). Environmental legislation and international standards are continually evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There have been a number of recent regulatory changes in Colombia and the Company expects additional regulatory changes, new interpretations and possibly enhanced enforcement to occur in the future. There is no assurance that the Company can or will be able to meet all standards on time, which could adversely affect the Company’s business, financial condition or operations.

Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present and which have been caused by artisanal miners or previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations, permitting and zoning requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration, development or production of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation of existing laws, could have a material adverse impact on the Company and cause an increase in exploration expenses or capital expenditures or require abandonment or delays in the development of new exploration properties.

It is not possible for the Company to accurately predict changes in laws or policy or the extent to which any such developments or changes may have a material adverse effect on the Company’s operations. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of any of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the properties, business, operations or financial condition of the Company. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

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The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

In the future, the Company may require, from time to time, various approvals including, but not limited to, the approval from the National Environmental Licensing Authority (ANLA in Spanish) or the regional environmental authority for environmental permits. There is no assurance that the Company will receive such approvals or receive them within a reasonable time period.

Control of the Company

Mr. Ari Sussman, the Executive Chairman and a director of the Company, is also a principal shareholder of the Company. Mr. Sussman owns or controls, directly or indirectly, 11,003,600 Common Shares representing approximately 13.0% of the issued and outstanding Common Shares on a non-diluted basis. By virtue of his status as a principal shareholder of the Company, and by being an executive officer and a director of the Company, Mr. Sussman has the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Company’s assets. As a result, the Company could be prevented from entering into transactions that could be beneficial to the Company or its other shareholders, and third parties could be discouraged from making a take-over bid. In addition, sales by Mr. Sussman of a substantial number of Common Shares could cause the market price of the Common Shares to decline.

Investors’ Ability to Exercise Statutory Rights and Remedies under Canadian Securities Laws

The Company is incorporated under the laws of the Province of Ontario. However, the subsidiaries of the Company are organized under the laws of jurisdictions outside of Canada, in particular Bermuda and Colombia, and certain of the officers and directors of the Company reside outside of Canada. This may limit an investor’s ability to exercise statutory rights and remedies under Canadian laws. In particular, a Canadian court may determine that it does not have jurisdiction over a claim by an investor against one of the Company’s subsidiaries and/or its officers and directors, or that another international jurisdiction is the more convenient forum to adjudicate the claim. Similarly, extraterritorial jurisdiction for violations of U.S. securities laws may be unavailable.

Difficulty in Enforcement of Judgments

The Company has subsidiaries incorporated in Bermuda and Colombia. Certain directors and officers of the Company reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in Canada against one or more of the directors or officers of the Company for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in Bermuda or Colombia. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in an international jurisdiction agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by the law in the relevant international jurisdiction.

Negative Operating Cash Flow

To date the Company has recorded no operating cash flow and the Company has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment are retained associated with advancing exploration, development and commercial production of the Company’s properties. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will require the commitment of substantial resources to conduct time-consuming exploration and development. There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability.

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Compliance with Anti-Corruption Laws

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977, a United States federal law, as well as similar laws in countries in which the Company or its contract counterparties conduct their operations or business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are located in Colombia and, according to Transparency International, Colombia is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, U.S. or foreign authorities could also have an adverse impact on the Company’s business, financial condition and results of operations, as well as on the market price of the Common Shares. As a consequence of these legal and regulatory requirements, the Company instituted policies with regard to its anti-corruption policies. There can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anti-corruption laws.

Regulatory Obligations as a Public Company

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely affect the Company’s share price. The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including Canadian securities administrators, the U.S. Securities and Exchange Commission (the “SEC”), the applicable stock exchange(s), including the TSX and NYSE American, and the International Accounting Standards Board (“IASB”). These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, (i) the Canadian Extractive Sector Transparency Measures Act (“ESTMA”) and (ii) Rule 13q-1 (“Rule 13q-1”) under the Securities Exchange Act of 1934, as amended, each mandates the public disclosure by the Company of payments over certain specified dollar amounts made by extractive companies, to all levels of domestic and foreign governments (under ESTMA) and to foreign governments and the federal government of the United States (under Rule 13q-1). The Company’s efforts to comply with increasing regulatory burdens could result in increased general and administration expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If the Company becomes subject to an enforcement action or is in violation of ESTMA or Rule 13q-1, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on the Company’s reputation. The Company will continue to be required to comply with ESTMA and Rule 13q-1 reporting requirements.

Risks Related to Our Qualification as a Foreign Private Issuer

The Company is a “foreign private issuer”, as such term is defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”) and in Rule 405 under the United States Securities Act of 1933, as amended (the “Securities Act”), and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Actin accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short swing profit liability provisions of Section 16 of the U.S. Exchange Act. Therefore, shareholders may not know on a timely a basis when the Company’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are generally longer.

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As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices that it follows instead. The Company currently relies on this exemption with respect to certain corporate governance practices. See “NYSE American Corporate Governance”. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

As the Company continues to increase its presence in the United States, it may cease to qualify as a foreign private issuer. Although the Company has elected to comply with certain United States regulatory provisions, the loss of foreign private issuer status would make such compliance mandatory. The regulatory and compliance costs to the Company under securities laws as a United States domestic issuer would be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers.

Risks Relating to the Company’s Status as an “Emerging Growth Company” Under United States Securities Laws

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the Jumpstart Our Business Startups Act (“JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (ii) the last day of year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act; (iii) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (iv) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of the exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. In addition, if the Company no longer qualifies as an emerging growth company, it would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition, results of operations, cash flows or prospects.

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Insurance and Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks including, but not limited to, unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration and development, monetary losses and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Government Regulation

The mineral exploration, mining, processing, and development activities of the Company are subject to various laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, waste disposal, land claims of local people, mine development, and other matters. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration. Amendments to current laws and regulations governing operations and activities of exploration, or more stringent implementation thereof could have an adverse impact on the Company.

The Company’s mineral exploration activities in Colombia may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties or the costs related to the Company’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and project safety. The effect of these factors cannot be accurately predicted. Although the Company’s exploration activities are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration.

Furthermore, any shift in political attitudes, or amendments to current laws and regulations governing operations and activities of exploration or more stringent implementation thereof are beyond the control of the Company and could have a substantial adverse impact on the Company.

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Market Price of Common Shares

Securities of mineral exploration, development and production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious and base metal mineral prices or the Company’s financial condition or results of operations as reflected in its quarterly and annual earnings reports. Other risks unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: regulatory or economic changes affecting the Company’s operations; variations in the Company’s operating results; developments in the Company’s business or its competitors’ businesses; the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; changes in market sentiment towards the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a decline in the price of the Common Shares could result in the failure to meet bid price or market capitalization requirements of the exchanges on which they trade and could cause the Company’s securities to be delisted, further reducing market liquidity.

There can be no assurance that an active market for the Common Shares will be sustained. Investors should be aware that the value of the Common Shares may be volatile, and investors may, on disposing of the Common Shares, realize less than their original investment or may lose their entire investment.

The Company’s operating results and prospects from time to time may be below the expectations of market analysts and investors. In addition, stock markets from time to time suffer significant price and volume fluctuations that affect the market prices of the securities listed thereon and which may be unrelated to the Company’s operating performance. Any of these events could result in a decline in the market price of the Common Shares. The Common Shares may, therefore, not be suitable as a short-term investment. In addition, the market price of the Common Shares may not reflect the underlying value of the Company’s net assets. The price at which the Common Shares will be traded and the price at which investors may realize their shares are influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the business and geographic sectors in which the Company operates. Such factors could also include the performance of the Company’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Company and general economic conditions.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the shares of the Company have been paid by the Company to date. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs. At this time, the Company has no source of cash flow and anticipates using all available cash resources towards its stated business objectives and retaining all earnings, if any, to finance its business operations.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. In addition, shareholders of the Company who have an investment profit in the Common Shares that they own may seek to liquidate their holdings, which could decrease the trading price of the Common Shares and could also impair the Company’s ability to raise capital through future sales of Common Shares.

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Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations or the Company’s property development.

Seizure or Expropriation of Assets

Pursuant to Article 58 of the Colombian constitution, the Government of Colombia can exercise its eminent domain powers in respect of the Company’s assets in the event such action is required to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding (expropiacion ordinaria), (ii) an administrative expropriation (expropiacion administrativa) or (iii) an expropriation for war reasons (expropiacion en caso de guerra). In all cases, the Company would be entitled to a fair indemnification for expropriated assets. However, indemnification may be paid in some cases years after the asset is effectively expropriated. Furthermore, the indemnification may be lower than the price for which the expropriated asset could be sold in a free market sale or the value of the asset as part of an ongoing business.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards as issued by the IASB. In preparing financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. The Company has implemented and continues to assess its internal control systems for financial reporting in order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards and that all accounting policies are applied correctly to ensure reliability of the information, the Company continues to be in a start up phase and internal control processes are still maturing.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of natural resource exploration, development and production. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required under the OBCA and the Company’s by-laws to disclose his/her interest.

Competition

The Company may compete with other exploration companies which may have greater financial resources and technical abilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. The Company’s ability to increase the number of properties that it holds in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects.

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Differing Interpretations in Tax Regimes in Foreign Jurisdictions

Tax regimes in foreign jurisdictions may be subject to sudden changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties or interest. See also “Risk Factors – Bermuda Legal Matters – Bermuda Corporate Income Tax”.

Tax Matters

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Unknown Liabilities in Connection with Acquisitions

As part of the Company’s acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

Acquisitions and Integration

From time to time, it can be expected that the Company will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, social, operating, financial and geological risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would typically be accompanied by risks. If the Company chooses to raise debt capital to finance any such acquisitions, the Company’s leverage will be increased, along with potential additional performance and covenant requirements which may increase the risk of default or reduced capital. If the Company chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisitions with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Enforcement of Legal Rights

The Company’s material subsidiaries are organized under the laws of foreign jurisdictions and certain of the Company’s directors, management personnel and experts are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors, management personnel and experts are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors, officers and experts, any judgments obtained by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or otherwise. Similarly, enforcement of judgments obtained by U.S. courts or U.S. securities regulatory authorities may be difficult. Further, in the event a dispute arises from the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada.

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Forward-looking Information May Prove Inaccurate

Certain valuations and measurements required consideration of forecast estimates and the use of various assumptions reliant upon factors which are beyond the control of the Company.

Reliability of Mineral Resource and Reserve Estimates

The Company currently does not have any mineral resources or mineral reserves. Furthermore, there is no certainty that any of the mineral resources or mineral reserves on any project with mineral resources or mineral reserves will be realized. Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Any material change in quantity of metal, grade or dilution may affect the economic viability of any project undertaken by the Company.

Environmentally Protected Areas/Forest Reserves

Colombia has a number of environmentally protected areas or forest reserves (“Protected Areas”) that can, in certain circumstances, restrict mining activities. There are varying levels of Protected Areas within the country with different levels of restrictions. The Company’s exploration properties may be subject to Protected Areas and while the Company does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted which could have a material impact on the Company’s operations. In addition, there can be no assurances that the government of Colombia will not declare new Protected Areas that could potentially impact the Company’s Colombian Projects which could have a material negative impact on the Company.

Cultural or Ethnic Restricted Areas

Colombia has a number of restricted areas that can, in certain circumstances, require companies to obtain special permits to advance into exploration and exploitation activities. Restricted areas include (i) urban areas, (ii) archeological interest areas, (iii) cultural and historical interest areas, and (iv) public utilities and infrastructure areas. A small portion of the Company’s exploration titles and/or exploration applications are subject to restricted areas and while the Company does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted. In addition, there can be no assurances that the government of Colombia will not declare new restricted areas that could potentially impact the Company’s operations which could have a material negative impact on the Company.

Fluctuation in Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same or mineral prices will be such that the Company’s properties can be mined at a profit. Factors beyond the control of the Company may affect the ability of the Company to attract investors and receive further funds for exploration and development. Metal prices have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian and U.S. dollars and the Colombian peso relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In particular, the supply of and demand for gold are affected by, among other factors, political events, economic conditions and production costs in major gold-producing regions and governmental or central bank policies with respect to gold holdings. Declines in the price of gold may adversely affect the Company’s development and mining projects. Although the Company believes that the fundamentals of supply and demand will remain stable in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease.

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Credit Risk

Credit risk arises from cash and cash equivalents, held with banks and financial institutions, and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Global Economic Conditions

There are significant uncertainties regarding the price of gold, other precious and base metals and other minerals and the availability of equity financing for the purposes of mineral exploration and development. Currently, prices of certain commodities such as gold, silver and copper have reflected volatility, which has had an impact on the Company and the mining industry in general. The Company’s future performance is largely tied to the exploration and development of the Colombia Projects and the commodity and financial markets. There can be no certainty that commodity prices will increase or maintain the same levels. Current financial markets are likely to continue to be volatile in Canada and the United States potentially through 2025 and beyond, reflecting ongoing concerns about the stability of the global economy, geo-political risks, tariff threats and support for existing treaty and trade relationships, and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in financing activities. As a result, the Company may have difficulty raising financing for the purposes of mineral exploration and development and, if obtained, on terms favourable to the Company and/or without excessively diluting existing shareholders of the Company. These economic trends may limit the Company’s ability to develop and/or further explore its mineral property interests.

Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, the Company’s business and financial conditions could be adversely impacted.

Unreliable Historical Data

The Company has compiled technical data in respect of the Colombia Projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration and development programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, road blockades, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, development, financial condition and results of operations.

International Conflicts

International conflicts and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine in February 2022 has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. In October 2023, Israel and Hamas, the terrorist organization and current ruling political party in the Gaza Strip, engaged in a series of violent exchanges, primarily in southern Israel and the Gaza Strip. This has resulted in a significant increase in tension in the region and may have far reaching effects on the global economy. Volatility in commodity prices and supply chain disruptions may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current conflicts in the Ukraine and Israel and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A, including those relating to commodity price volatility and global financial conditions. The outcome of these conflicts is uncertain, and these conflicts may escalate and may result in escalated tensions within and outside of Eastern Europe and the Middle East, respectively. This could result in significant disruption of supplies of oil and natural gas from the region and could cause a significant worldwide supply shortage of oil and natural gas and have a significant impact on worldwide prices of oil and natural gas. A lack of supply of energy and high prices of oil and natural gas could have a significant adverse impact on the world economy. The situation is rapidly changing and unforeseeable impacts, including on the Company’s shareholders and counterparties on which the Company relies and transacts with, may materialize and may have an adverse effect on the Company’s operations and trading price of the Common Shares.

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”)

In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.

Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by use of forward-looking terminology such as “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “targets”, “potential”, “scheduled”, “budgeted”, “forecasted” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could”, “should”, “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management considered reasonable at the date the statements are made in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that it believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking statement are inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: uncertainties associated with negotiations, misjudgments in the course of preparing forward-looking statements; the actual results of exploration activities; the inherent risks involved in the exploration and development of mineral properties; liquidity risk; the presence of artisanal miners and the effect of mineral extraction by third parties without title; unreliable historical data for projects; cybersecurity risks; risks regarding community relations; security risks; ability to maintain obligations; uncertainties inherent in conducting operations in a foreign country; uncertainties related to the availability and costs of financing needed in the future; reliance on outside contractors in certain exploration operations; risks arising from labour and employment matters; health and safety risks; risks related to use of explosives; reliance on adequate infrastructure for exploration activities; unexpected adverse changes that may result in failure to comply with environmental and other regulatory requirements; environmentally-protected areas/forest reserves risks; dependence on key management employees; title risks related to the ownership of the Company’s projects; the Company’s limited operating history; risks relating to retaining employees and consultants with special skills and knowledge; fluctuations in mineral prices; uninsurable risks related to exploration; risks relating to shareholder(s) exercising significant control over the Company; delays in obtaining government approvals; uncertainties inherent in conducting operations in a foreign country; title risks related to the ownership of the Company’s projects and the related surface rights and to the boundaries of the Company’s projects; risks relating to the Company’s pending concession applications; uncertainties related to the availability and costs of financing needed in the future; differing interpretations of tax regimes in foreign jurisdictions; the loss of Canadian tax resident status; recovery of value added taxes; compliance with government regulation, anti-corruption laws and ESTMA; uncertainties inherent in competition with other exploration companies; non-governmental organization intervention and the creation of adverse sentiment among the inhabitants of areas of mineral development; uncertainties related to conflicts of interest of directors and officers of the Company; social media influence and reputation; the ability to fund operations through foreign subsidiaries; the residency of directors, officers and others; uncertainties related to holding minority interests in other companies; foreign currency fluctuations; global economic conditions; the market price of shares of the Company; the payment of future dividends; future sales of shares of the Company by existing shareholders; seizure or expropriation of assets; accounting policies and internal controls; passive foreign investment Company; litigation risks; indigenous peoples; impairment of mineral properties; and Bermuda legal matters. See “Risks and Uncertainties” in this MD&A for further discussion regarding risk factors.

Material Forward-Looking Information

The Consolidated Financial Statements of the Company for the year ended December 31, 2024, were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The assumption is based on the anticipation of obtaining additional sources of financing to fund its exploration and operating activities for the foreseeable future. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

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CORPORATE INFORMATION

Corporate Office

82 Richmond Street East

Toronto, Ontario - M5C 1P1

Directors & Officers

Ari Sussman, Executive Chairman

Maria Constanza Garcia, Director

Angela Maria Orozco, Director

Ashwath Mehra, Director

Jasper Bertisen, Director

Omar Ossma, President and Chief Executive Officer

Paul Begin, Chief Financial Officer

Auditors

BDO Dunwoody LLP

360 Oakville Place Drive, Suite 500

Oakville, Ontario – L6H 6K8

Stock Information

Collective Mining Ltd. common shares are traded on the TSX and the NYSE American LLC under the symbol “CNL” and on the FSE under the symbol GG1.

Investor Relations

Shareholder requests may be directed to Investor Relations via e-mail at info@collectivemining.com or via telephone at 416-451-2727.

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